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For further information contact:
Mr. Salvatore A. Bucci
Senior Vice President and Chief Financial Officer
DeGeorge Financial Corporation
(203) 699-3407


            DEGEORGE FINANCIAL ANNOUNCES RECEIPT OF BUY-OUT PROPOSAL

                              FOR IMMEDIATE RELEASE
                               September 15, 1997


CHESHIRE, CONNECTICUT - DeGeorge Financial Corporation (NASDAQ NMS: DEGE) announced today that it has received a proposal from the Company's chairman, Peter R. DeGeorge, to take the Company private in a negotiated business combination valued at $1.30 cash per share. Under the buy-out proposal, a new company will be formed by the Company's chairman and possibly certain other persons to acquire all outstanding common stock of the Company, other than shares owned by members of the buy-out group, at a cash price of $1.30 per share. On September 12, 1997, the last reported sale price of the Company's common stock on NASDAQ was 27/32.

The Company's Board of Director's has appointed a special committee, consisting of the Company's two independent directors, to evaluate the proposal and to retain an investment banking firm to evaluate the fairness, from a financial point of view, to the Company's shareholders of the buy-out proposal. The buy-out proposal is subject to the execution of definitive acquisition agreements and obtaining all necessary corporate and regulatory approvals and is not subject to financing.

DeGeorge Financial Corporation arranges financing and is currently managing over $200 million in underwritten construction loans. It provides access to home ownership for people who lack a sufficient down payment or sufficient income to support the purchase of the home they desire through conventional mortgage programs. Through its packaging of financial services and customer support, the Company enables its customers to reduce the cost of home construction by eliminating the general contractor, the intent of which is to create an equity position that serves as the down payment for permanent financing upon the conclusion of the home construction process.


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